BIOSPHERE MEDICAL, INC.

1050 Hingham Street

Rockland, MA 02370

July 23, 2010

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3030

Attention:  Mary Beth Breslin

Re:	BioSphere Medical, Inc.
Preliminary Proxy Statement on Schedule 14A (“Schedule 14A”)
Filed June 10, 2010
File No. 000-23678

Dear Ms. Breslin:

This letter is in response to your letter dated July 7, 2010 (the “Letter”) to Richard J. Faleschini, President and Chief Executive Officer of BioSphere Medical, Inc. (the “Company”), relating to the Company’s Schedule 14A.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BIOSPHERE MEDICAL, INC.

By:	/s/ Martin J. Joyce
Name:	Martin J. Joyce
Title:	Executive Vice President and Chief Financial Officer